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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

June 12, 2018

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File No. 811-05028

Dear Ms. Dubey:

In a June 4, 2018 telephone conversation with me and Sonia Bui, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Registrant’s preliminary proxy statement (the “PRE 14A”), as filed on May 25, 2018. The PRE 14A was filed in connection with the solicitation of shareholders for approval of modifications to the fundamental industry concentration policy of two of the Registrant’s Private Account Portfolio Series: the PIMCO Asset-Backed Securities Portfolio and the PIMCO Short-Term Portfolio (each a “Portfolio” and collectively, the “Portfolios”). The Registrant’s responses are set forth below. Undefined capitalized terms used below have the same meaning as given in the PRE 14A.

Comment 1: For the Notice of Special Meeting of Shareholders, please set forth two separate proposals rather than one proposal “To modify the Portfolios’ fundamental industry concentration policy.” There will be a separate vote by each Portfolio’s shareholders to change the respective Portfolio’s concentration policy and, as such, the proposals should be listed separately. See Schedule 14A, Item 22(a)(3)(ii).

Response: Under Item 22(a)(3)(ii) of Schedule 14A, a proxy statement that solicits a vote on proposals affecting more than one fund must present a summary of all of the proposals in tabular form and indicate which fund is being solicited with respect to each proposal “unless the proposal or proposals are the same and affect all Fund or class shareholders.” The proxy statement is clear that it is soliciting the vote of shareholders of the Portfolios only. The proposed new fundamental industry concentration policy for each Portfolio is identical. In addition, the Registrant notes that

Anu Dubey June 12, 2018 Page 2

it is common industry practice to rely on the exception provided under Item 22(a)(3)(ii) of Schedule 14A to present a revised fundamental policy for multiple funds as a single proposal when the proposed new fundamental policy is identical for each fund. Accordingly, the Registrant respectfully declines to accept the Staff’s comment.

Comment 2: The Proposal section set forth on pages 3-5 of the PRE 14A alternates between the term “mortgage-related assets” and “mortgage-related securities,” including use of the former term within the Proposed Concentration Policy. Also, the Portfolios’ registration statement appears to use the latter term only. Please select one term or the other and use it consistently throughout the proxy statement and registration statement. If it is intended that these two terms are to be defined differently, please disclose this distinction in both the proxy statement and registration statement.

Response: Comment accepted. For purposes of this proxy statement, the Registrant will use “mortgage-related assets.” To the extent that “mortgage-related assets” is intended to be a broader term than “mortgage-related securities,” the Registrant will revise the relevant disclosure in the Portfolios’ registration statement to clarify this distinction.

Comment 3: For the Proposed Concentration Policy, please revise the parenthetical in the first sentence “A Portfolio (except the PIMCO Asset-Backed Securities Portfolio and PIMCO Short-Term Portfolio) may not concentrate…”. This parenthetical carve-out implies these two Portfolios have no concentration policy other than the policy set forth in the next sentence with respect to concentrating in mortgage-related assets.

Response: Comment accepted. In consideration of the Staff’s comment, the Registrant has revised the Proposed Concentration Policy as follows:

A Portfolio (except, to the extent described below, the PIMCO Asset-Backed Securities Portfolio and PIMCO Short-Term Portfolio) may not concentrate its investments in a particular industry, as that term is used in the 1940 Act, as amended, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time. Each of the PIMCO Asset-Backed Securities Portfolio and PIMCO Short-Term Portfolio will normally concentrate its investments in mortgage-related assets issued or guaranteed by government agencies or other governmental entities or by private originators or issuers, which for purposes of this investment restriction, each of the PIMCO Asset-Backed Securities Portfolio and PIMCO Short-Term Portfolio treats collectively as an industry or group of related industries.

(new language emphasized)

Anu Dubey June 12, 2018 Page 3

Comment 4: For the Proposed Concentration Policy, please delete “normally” so that the sentence states that each of the two Portfolios “will concentrate” in mortgage-related assets rather than “will normally concentrate” in mortgage-related assets.

Response: In addition to the Proposed Concentration Policy, each Portfolio also has a policy to invest, without limit, in U.S. debt securities, including taxable securities and short-term money market securities, for temporary defensive purposes when PIMCO deems it appropriate to do so. The Registrant believes that the Proposed Concentration Policy aligns with the current policies of each Portfolio, including the policy on temporary defensive positions. For these reasons, the Registrant respectfully declines to accept the Staff’s comment.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Wu-Kwan Kit, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP